TEXAS PETROCHEMICALS INC.
5151 San Felipe, Suite 800
Houston, TX 77056

February 13, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Dietrich King

Re:        Texas Petrochemicals Inc.
Registration Statement on Form 10-12G (File No. 000-53534)

Ladies and Gentlemen:

Texas Petrochemicals Inc. (the “Company”) hereby requests the withdrawal of its Registration Statement on Form 10-12G (the “Original Form 10”) filed by the Company with the Securities and Exchange Commission on December 19, 2008 and amended on February 4, 2009, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Company intends to file a replacement Registration Statement on Form 10 (the “New Form 10”) as soon as possible.

The Original Form 10 is being withdrawn and replaced with the New Form 10 in order to prevent the Original Form 10 from automatically becoming effective on February 17, 2009 pursuant to Section 12(g)(1) of the Exchange Act.

If you have any questions regarding this request for withdrawal, please contact Christopher Artzer, Vice President, General Counsel and Secretary of the Company at (713) 475-5201.

Very truly yours,

TEXAS PETROCHEMICALS INC.

By:  /s/  Charles Shaver
Name: Charles Shaver
Title: President and Chief Executive Officer